[Colorado Goldfields Inc. Letterhead]
May 12, 2008
Via Edgar
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-5561

Re:	Colorado Goldfields Inc. Form S-1 File No. 333-148622
Dear Sir or Madam:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Form S-1 Registration Statement for Colorado Goldfields Inc., to May 13, 2008, or as soon thereafter as practicable. We hereby confirm that management of the registrant is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934.
     We hereby acknowledge the following:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities & Exchange Commission
May 12, 2008

     If there are any comments or questions with respect to the Registration Statement or the acceleration thereof, please contact David A. Thayer at (303) 390-0179.
Very truly yours,
/s/ Todd C. Hennis
Todd C. Hennis
Chief Executive Officer

cc:	C. Stephen Guyer, CFO David A. Thayer, Esq.